Exhibit 99.1

Consolidated Interim Financial Statements
(Unaudited)

(Stated in Canadian Dollars)

For the three and nine months ended September 30, 2012

RE-FILED

NOTE TO READER

The attached condensed consolidated Interim Financial Statements for the three and nine months ended September 30, 2012 for Premier Royalty Corporation are being re filed on SEDAR to remove the sub-headings "audited" and "unaudited" which were inadvertently included and to remove the comparative information on the Consolidated Interim Statement of Loss and Comprehensive Loss and the Consolidated Interim Statement of Cash flows for the period ended December 31, 2011, together with the related notes to the consolidated financial statements that made reference to the Consolidated Statement of Loss and Comprehensive Loss as such comparative statements and related information are not required to be included. The original document was filed on December 14, 2012.

NOTICE TO SHAREHOLDERS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited consolidated interim financial statements of Premier Royalty Corporation ("Premier Royalty" or the "Corporation") were prepared by management in accordance with International Financial Reporting Standards ('IFRS"). Management acknowledges responsibility for the preparation and presentation of the unaudited consolidated interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Corporation’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited consolidated interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited consolidated interim financial statements and (ii) the unaudited consolidated interim financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Corporation, as of the date of and for the periods presented by the unaudited consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited consolidated interim financial statements together with other financial information of the Corporation and for ensuring that management fulfills its financial reporting responsibilities.

Management recognizes its responsibility for conducting the Corporation’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Incorporated under the laws of Ontario)

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(Stated in Canadian Dollars)
(Unaudited)

	September 30	December 31
	2012	2011
	$	$

ASSETS
Current assets
Cash and cash equivalents	3,690,831	-
Accounts receivable	721,841	-
Prepaids and deposits	810,577	-
Total current assets	5,223,249	-
Non-current assets
Leaseholds [note 10]	34,446	-
Royalty interests in mineral properties [note 9]	28,136,592	-
Total non-current assets	28,171,038	-
Total assets	33,394,287	-

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	2,343,688	18,580
Short term loan payable [note 5]	11,500,000	-
Convertible debentures [note 6]	20,557,291	-
Total current liabilities	34,400,979	18,580
EQUITY
Share capital [note 7]	1	1
Deficit	(1,006,693)	(18,581)
Total equity	(1,006,692)	(18,580)
Total liabilities and equity	33,394,287	-

Commitments [note 13]
Subsequent events [note 16]

See accompanying notes to the consolidated interim financial statements
These consolidated interim financial statements are authorized for issue by the Board of Directors on December 14, 2012
They are signed on the Corporation's behalf by:

"Abraham Drost"	"Ewan Downie"
Director	Director

(Incorporated under the laws of Ontario)

CONSOLIDATED INTERIM STATEMENT OF LOSS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)
(Unaudited)

	Three months ended	Nine months ended
	September 30, 2012	September 30, 2012
	$	$

REVENUE
Royalty revenue	648,477	796,773
	648,477	796,773
EXPENSES
Depletion [note 9]	209,867	260,434
Depreciation [note 10]	352	704
General and administrative [note 12]	229,949	499,770
Professional fees	24,232	136,980
Foreign exchange	316	316
Convertible debenture accretion [note 6]	46,174	123,083
	510,890	1,021,287

Income (loss) from operating activities	137,587	(224,514)

Interest on short term loan payable [note 5]	(686,931)	(763,598)

Total loss and comprehensive loss for the period	(549,344)	(988,112)

Basic and diluted loss per share [note 8]	(5,493.44)	(9,881.12)

See accompanying notes to the consolidated interim financial statements

(Incorporated under the laws of Ontario)

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(Unaudited)

$
OPERATING ACTIVITIES
Total loss and comprehensive loss for the period	(988,112)
Items not affecting cash
Depletion	260,434
Depreciation	704
Convertible debenture accretion	123,083
(603,891)
Changes in non-cash working capital balances related to operations
Accounts receivable	(721,841)
Prepaids and deposits	(810,577)
Accounts payable and accrued liabilities	2,325,108
Cash provided by operating activities	188,799

INVESTMENT ACTIVITIES
Purchase of royalty interests in mineral properties, net	(28,862,818)
Purchase of leaseholds	(35,150)
Cash used in investment activities	(28,897,968)

FINANCING ACTIVITIES
Borrowings from credit facilities	11,500,000
Proceeds from issuance of convertible debentures	20,900,000
Cash provided by financing activities	32,400,000

Increase in cash and cash equivalents during period	3,690,831
Cash and cash equivalents, end of period	3,690,831

See accompanying notes to the consolidated interim financial statements

(Incorporated under the laws of Ontario)

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(Stated in Canadian Dollars)
(Unaudited)

	Share Capital		Reserves
			Obligation		Equity Settled		Available-for-	Foreign
Issued and outstanding:	Number of		to issue		Employee	Agents	sale financial	currency
	Shares	Share Capital	shares	Warrants	Benefits	Options	assets	transaction	Deficit	Total Equity
Balance as at November 23, 2011	-	-	-	-	-	-	-	-	-	-
Seed shares	100	1	-	-	-	-	-	-	-	1
Loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(18,581)	(18,581)
Balance as at December 31, 2011	100	1	-	-	-	-	-	-	(18,581)	(18,580)
Loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(988,112)	(988,112)
Balance as at September 30, 2012	100	1	-	-	-	-	-	-	(1,006,693)	(1,006,692)

See accompanying notes to the consolidated interim financial statements

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

1. NATURE OF BUSINESS

Premier Royalty Corporation (the "Corporation" or "Premier Royalty") was incorporated under the laws of the Province of Ontario on November 23, 2011 as a wholly owned subsidiary of Premier Gold Mines Limited ("Premier Gold", or the "Parent"). The Corporation is in the business of acquiring royalty interests in mineral properties from companies that have advanced staged development projects or operating mines. Royalties are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any.

The unaudited consolidated interim financial statements have been prepared on the basis of International Financial Reporting Standards ("IFRS") applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability to realize assets and discharge liabilities in the normal course of business for the foreseeable future and the ability of the Corporation to raise capital. As a wholly owned subsidiary of Premier Gold, the Corporation currently derives a large portion of its funding from the parent corporation. In the future, the Corporation expects to raise any necessary capital by its own means in order to operate as a self-sufficient entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

These consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the period from incorporation on November 23, 2011 to December 31, 2011.

These consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the period from incorporation on November 23, 2011 to December 31, 2011 prepared in accordance with IFRS as issued by the IASB.

Basis of Consolidation

The Corporation's financial statements consolidate those of the Corporation and its subsidiary undertakings drawn up to September 30, 2012. Subsidiaries are all entities over which the Corporation has the power to control the financial and operating policies. The Corporation obtains and exercises control through more than half of the voting rights. All subsidiaries have a year end of December 31. The Corporation's subsidiary is:

	Percentage of ownership	Jurisdiction	Principal activity
Premier Royalty U.S.A. Inc.	100%	USA	Mineral exploration

All transactions and balances between the Corporation and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

Profit or loss and other comprehensive income or loss of subsidiaries acquired or disposed of during the year are recognised from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Business Combinations

The consideration transferred by the Corporation to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Corporation, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are capitalized as incurred.

The Corporation recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars (CDN), which is also the functional currency of the Parent.

Foreign currency transactions are translated into the functional currency of the Corporation, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognised in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

In the Corporation's financial statements, all assets, liabilities and transactions of Corporation entities with a functional currency other than the CDN (the Corporation's presentation currency) are translated into CDN upon consolidation. The functional currency of the entities in the Corporation have remained unchanged during the reporting period.

On consolidation, assets and liabilities have been translated into CDN at the closing rate at the reporting date. Income and expenses have been translated into the Corporation's presentation currency at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognised in the currency translation reserve in equity. On disposal of a foreign operation the cumulative translation differences recognised in equity are reclassified to profit or loss and recognised as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into CDN at the closing rate.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Financial instruments

Financial assets and financial liabilities are recognised when the Corporation becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value adjusted by transactions costs, and subsequently accounted for at amortized cost, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

  loans and receivables
  financial assets at fair value through profit or loss
  held-to-maturity investments
  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognised in profit or loss or in other comprehensive income (loss).

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that the recoverable amount of a financial asset or a group of financial assets exceeds its carrying amount. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognised in profit or loss are presented within 'general and administrative costs', 'investment income' or 'other income''.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Corporation's cash and cash equivalents, and accounts receivables fall into this category of financial instruments.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty may default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of derivative financial instruments are determined by reference to active market transactions or using a valuation technique where no active market exists.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Corporation has the intention and ability to hold them until maturity. The Corporation currently does not hold any investments designated into this category.

Held-to-maturity investments are measured subsequently at amortised cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognised in profit or loss.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets.

All other available-for-sale financial assets are measured at fair value. Gains and losses are recognised in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognised in profit or loss. When the asset is disposed of or is determined to be impaired the cumulative gain or loss recognised in other comprehensive income is reclassified from the equity reserve to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest calculated using the effective interest method and dividends are recognised in profit or loss within 'finance income'.

Reversals of impairment losses are recognised in other comprehensive income, except for financial assets that are debt securities which are recognised in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognised.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Financial liabilities

The Corporation's financial liabilities include borrowings, convertible debentures and accounts payable and accrued liabilities.

Financial liabilities are measured subsequently at amortised cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognised in profit or loss.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.

All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included within 'general and administrative costs'.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or
  default of delinquency in interest or principal payments; or
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable and deposits, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credit against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decreases can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment loses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Royalty interests in mineral properties

Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The cost of acquired royalty interests in production, development and exploration properties are capitalized as tangible assets, as such interests do not meet the definition of a financial asset under IFRS.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using the proven and probable reserves as provided by the operator. Acquisition costs of royalty interests on development stage mineral properties, which are not yet in production, are not amortized until the property begins production. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are amortized over the remaining life of the property. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. Exploration costs are charged to operations when incurred.

The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using proven and probable reserves and other relevant information received from the operator. The Corporation evaluates the recoverability of the carrying value of royalty interests in exploration stage properties in the event of a significant decrease in commodity prices and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future, thus affecting the future recoverability of the royalty interests. Impairment in the carrying value in each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

The estimates regarding commodity prices, operators estimates of proven and probable reserves related to the royalty interests, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the investment in these royalty interests. Although the Corporation has made the best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows to be generated from the royalty interests.

Leaseholds

Leaseholds are stated at historical cost less accumulated depreciation and any provision for impairment in value. Cost includes the purchase price, any directly attributable costs of bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the present value of the estimated costs of decommissioning and restoration, if applicable.

The cost less residual value of leaseholds is depreciated on a straight-line basis over the estimated useful life of the asset, which is 15 years.

Material residual value estimates and estimates of useful life are updated as required, but at least annually, whether or not the asset is revalued.

Gains or losses arising on the disposal of leaseholds are determined as the difference between the disposal proceeds and the carrying amount of the equipment and are recognised in profit or loss within 'other income' or 'other expenses'.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, which are subject to an insignificant risk of changes in value.

Impairment of non-financial assets

At each financial position reporting date the carrying amounts of the Corporation's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less that its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, royalty interests in mineral properties are allocated to cash-generating units to which the royalty activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Convertible debentures

Convertible debentures are carried at their amortized cost, whereby any debt issuance costs were initially recorded as a reduction of the average carrying value of the debt to which they relate. Over the term of the debt, the liability will increase to the face value of the debt through the use of the effective interest rate method, with the accretion expense included in the interest on convertible debentures on the statement of net loss and comprehensive loss. This treatment serves to yield a constant rate of interest over the life of the particular financial instrument.

Share capital

Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Corporation. Financial instruments issued by the Corporation are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Corporation’s common shares, contributed surplus, and share warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, options or warrants are shown in equity as a deduction, net of tax, from the proceeds.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Income taxes

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit or other current tax activities, which differs from profit or loss in the consolidated financial statements. Calculation of current tax expense is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Corporation and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income. To the extent that the Corporation does not consider it probable that a future tax asset will be recovered, it does not recognize the asset against the excess.

Deferred tax assets and liabilities are offset only when the Corporation has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognised as a component of taxable income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

Loss per share

The Corporation presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available. The Corporation's operating segments are its separately identifiable royalty interests in mineral properties. The Corporation also discloses information on a geographic basis.

Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the recoverability of amounts receivable and deposits which are included in the statement of financial position;

ii.	the estimated useful lives of leaseholds which are included in the statement of financial position and the related depreciation included in the statement of comprehensive loss;

iii.	the provision for income taxes which is included in the statement of comprehensive loss and composition of deferred income tax assets and liabilities included in the statement of financial position.

iv.	the recoverability of investments in royalty interests in mineral properties.

Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Royalty revenue

Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured.

Operating expenses

Operating expenses are recognised in profit or loss upon utilization of the service or at the date of their origin.

3. RECENT ACCOUNTING PRONOUNCEMENTS

The Corporation has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Corporation has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

a) Accounting Standards Issued and Effective January 1, 2013

IFRS 9, Financial Instruments, replaces the current standard IAS 39, Financial Instruments: Recognition and Measurement, replacing current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard:

-	Requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements;
-	Defines the principle of control, and establishes control as the basis for consolidation;
-	Sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and
-	Sets out the accounting requirements for the preparation of consolidated financial statements

IFRS 10 supersedes IAS 27 and SIC-12, Consolidation - Special Purpose Entities.

IFRS 11, Joint Arrangements, establishes the core principle that a party to a joint arrangement determines the type of joint arrangements in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with the type of joint arrangement.

IFRS 12, Disclosure of Involvement with Other Entities, requires the disclosure of information that enables users of consolidated financial statements to evaluate the nature of and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for the following:

-	Share-based payment transactions within the scope of IFRS 2, Share-based Payment;
-	Leasing transactions within the scope of IAS 17, Leases;
-	Measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS2, Inventories, or value in use in IAS 36, Impairment Assets.

IAS 27, Separate Financial Statements, has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28, Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associated or joint venture).

IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine, summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine.

4. SEGMENTED INFORMATION

The Corporation’s significant segments are represented by its separately identifiable royalty interests in mineral properties [note 9]. The Corporation also operates in two distinct geographic areas. The Canadian operations, which are located in Ontario, are managed from the Corporation’s head office in Thunder Bay, Ontario, Canada. The South African operations relate to the royalty interests in mineral properties and are managed from the head office in Thunder Bay, Ontario, Canada.

	NON-CURRENT ASSETS		LOSS AND COMPREHENSIVE LOSS

			Three months	Nine months
	As at	As at	ended	ended
Country /	September 30,	December 31,	September 30,	September 30,
Region	2012	2011	2012	2012
	$	$	$	$
Canada	7,511,433	-	(1,029,496)	(1,614,885)
South Africa	20,659,605	-	480,152	626,773
	28,171,038	-	(549,344)	(988,112)

5. SHORT TERM LOAN PAYABLE

On May 31, 2012 following completion of the acquisition of Buffelsfontein and Mine Waste Solution royalties from Aberdeen International Inc., the Corporation received an 8%, unsecured, line of credit from its parent company. This is in the form of a convertible bridge loan in the principal amount of up to $28,000,000. Repayment terms are $8 million on closing of a going-public transaction, and the balance within one year.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

6. CONVERTIBLE DEBENTURE

	September 30,	December 31,
	2012	2011
	$	$

Beginning balance	-	-
Issuance of debenture	20,434,208	-
Accretion	123,083	-
Ending balance	20,557,291	-

	September 30,	December 31,
	2012	2011
	$	$

8.00% Unsecured subordinated Aberdeen convertible debenture	9,286,051	-
8.00% Unsecured subordinated convertible debenture #2	11,271,240	-
	20,557,291	-

Aberdeen Convertible debenture

On May 31, 2012 the Corporation issued a convertible debenture in the amount of $9,400,000 with a term of one year. The unpaid amounts owing under the convertible debenture accrue interest at a rate of 8% per annum and upon the Corporation completing a public offering, or any other comparable going public transaction (a "Going Public Transaction"), the Convertible Debenture shall automatically convert into that number of common shares of Premier Royalty equal to the principal amount and accrued interest divided by the amount equal to the offering price or deemed price in connection with the Going Public Transaction less a 10% discount (see note 9 for additional details).

Convertible debenture #2

On July 6, 2012 and July 10, 2012 the Corporation closed two tranches of a private placement (the "Private Placement") in the aggregate $11,500,000 principal amount of convertible debentures, which accrue interest at a rate of 8% per annum. The unpaid amounts owing under the convertible debentures accrue interest at a rate of 8% per annum and mature May 31, 2013 unless, among other things, the Corporation completes a public offering, or any other comparable going public transaction (a "Going Public Transaction"), at which time the convertible debenture shall automatically convert into that number of common shares of Premier Royalty equal to the principal amount and accrued interest divided by the amount equal to the offering price or deemed price in connection with the Going Public Transaction less a 10% discount (see note 9 for additional details).

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

7. CAPITAL AND RESERVES

Seed Shares

On November 23, 2011 the Corporation issued 100 common shares at a price of $0.01 in return for services related to establishing the Corporation.

8. LOSS PER SHARE

Both the basic and diluted earnings per share have been calculated using the loss attributable to shareholders of the Corporation as the numerator. No adjustments to loss were necessary in 2012.

	Three months	Nine months
	ended September 30	ended September 30
	2012	2012
	$	$

Numerator:
Comprehensive loss	(549,344)	(988,112)
Denominator:
Weighted average number of common shares	100	100
Basic and diluted loss per share	(5,493.44)	(9,881.12)

9. ROYALTY INTERESTS IN MINERAL PROPERTIES

The following summarizes the Corporation's principal royalty interests in mineral properties as of September 30, 2012.

	2012			2011

	Acquisition	Accumulated	Net	Net total
	Costs	Depletion
	$	$	$	$

Buffelsfontein, South Africa	12,710,869	(57,437)	12,653,432	-
Mine Waste Solutions, South Africa	8,133,564	(127,391)	8,006,173	-
Thunder Creek, Canada	7,552,593	(75,606)	7,476,987	-
	28,397,026	(260,434)	28,136,592	-

Royalty interests in mineral property acquisitions

Acquisition of Buffelsfontein and Mine Waste Solution Royalties from Aberdeen International

On May 31, 2012, the Corporation closed a purchase agreement (the "Aberdeen Agreement") with Aberdeen International Inc. ("Aberdeen"), whereby Premier Royalty acquired from Aberdeen a 1% net smelter return royalty (the"Buffelsfontein Royalty) on gold produced from Village Main Reef Limited's Buffelsfontein Mine and AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery project in the Republic of South Africa.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Pursuant to the terms of the Aberdeen Agreement, Premier Royalty purchased the Buffelsfontein Royalty in consideration for an aggregate purchase price of $20,900,000, which consisted of a cash payment in the amount of $11,500,000 and the issuance by Premier Royalty of a convertible debenture payable to Aberdeen in the amount of $9,400,000 (the "Aberdeen Convertible Debenture"). The unpaid amounts owing under the Aberdeen Convertible Debenture accrue interest at a rate of 8% per annum and upon Premier Royalty completing a public offering, or any other comparable going public transaction (a "Going Public Transaction"), the Aberdeen Convertible Debenture will automatically convert into that number of common shares of Premier Royalty equal to the principal amount and accrued interest divided by the amount equal to the offering price or deemed price in connection with the Going Public Transaction less a 10% discount. Further, in the event Premier Royalty completes a Going Public Transaction, Premier Royalty shall issue to Aberdeen that number of warrants of the Corporation equal to 0.5 multiplied by the number of common shares of the Corporation issued under the Aberdeen Convertible Debenture (each whole warrant, a "Warrant"). Each Warrant shall entitle Aberdeen to acquire one common share of the Corporation at a price which represents a 25% premium to the price per common share of the Corporation issued in connection with a Going Public Transaction for a period of two years from the closing date of the Going Public Transaction.

Acquisition of Thunder Creek Royalty

On July 13, 2012, the Corporation acquired a 1% NSR royalty (the “Thunder Creek Royalty”) on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine and ancillary lands, operated by Lake Shore Gold Corp. (“Lake Shore”) pursuant to the terms of a purchase agreement dated June 22, 2012.

The purchase price for the Thunder Creek Royalty was satisfied by an aggregate $7,000,000 cash payment to the private vendors. Subsequent to period end the Corporation issued to the vendors common shares with a value of $500,000 concurrent with the Going Public Transaction of Premier Royalty as disclosed in Note 16.

Acquisition of Gualcamayo Royalty from Golden Arrow Resources Corporation

On May 23, 2012 the Corporation signed a definitive purchase agreement (the “Golden Arrow Agreement”) regarding the sale by Golden Arrow Resources Corporation (“Golden Arrow”), of its 1% net smelter return (a “NSR”) royalty on Yamana Gold Inc.’s Gualcamayo Gold mine (the “Gualcamayo Royalty”). Pursuant to the terms of the Golden Arrow Agreement, the Corporation has agreed to purchase 100% of the shares of Golden Arrow’s wholly-owned subsidiary, which indirectly owns the Gualcamayo Royalty, for cash consideration of $16,500,000 and warrants to purchase an aggregate of up to 1 million shares of the Corporation at an exercise price equal to 120% of the price of the shares of the Corporation or resulting issuer thereof in connection with an initial public offering or similar going public transaction. The warrants will be exercisable for a period of 24 months from the closing date of the Gualcamayo Royalty acquisition. Golden Arrow will have the right, on 30 days’ prior written notice, to require the Corporation to purchase for cancellation all outstanding warrants for a price of $1.25 per warrant at any time prior to their expiry.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

10. LEASEHOLDS

Cost

Balance, December 31, 2011	-
Assets acquired	35,150
Balance, September 30, 2012	35,150

Accumulated depreciation

Balance, December 31, 2011	-
Depreciation for the period	704
Balance, September 30, 2012	704

Carrying amount

December 31, 2011	-
September 30, 2012	34,446

11. INCOME TAXES

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at September 30, 2012 are as follows:

Income tax recovery attributable to loss before income taxes differs from the amounts computed by applying the combined federal and provincial tax rate of 26.5% (2011 - 28%) to pre-tax loss as a result of the following.

	Three months	Nine months
	ended September 30	ended September 30
	2012	2012
	$	$

Loss before income taxes	(549,344)	(988,112)

Expected income tax recovery from applying tax rate	145,576	(261,850)
Deferred tax assets not recognized	(145,576)	261,850
	-	-

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

	As at September 30,	As at December 31,
	2012	2011
	$	$

Deferred income tax assets
Non-capital losses	(261,850)	(5,203)
Total future income tax assets	(261,850)	(5,203)
Deferred tax assets not recognized	261,850	5,203
Net deferred tax liability	-	-

The Corporation has non-capital losses of $1,006,693 available to reduce future taxable income which expires as follows: $18,581 in 2031 and $988,112 in 2032.

12. RELATED PARTY TRANSACTIONS

The Corporation's related parties include the Parent, key management personnel, and entities over which they have control or significant influence as described below:

Nature of transactions

1852036 Ontario Inc.	Management consulting
Capstone Advisory Group	Management consulting
Premier Gold Mines Limited	Parent company
The Alyris Group	Corporate accounting and IT services
Alyris Leasing Inc.	Facilities rental

[a]          Included in general and administrative expenses for the nine months ended September 30, 2012 are amounts totaling $119,283 for management consulting related services provided by 1852036 Ontario Inc., which is related to the Corporation through Abraham Drost, President and CEO of the Corporation.

[b]          Included in general and administrative expenses for the nine months ended September 30, 2012 are amounts totaling $41,000 for management consulting related services provided by Capstone Advisory Group Incorporated, which is related to the Corporation through Eugene Lee, CFO of the Corporation.

[c]          Included in accounts payable is $634,636 (2011 - $3,531) due to Premier Gold Mines Ltd., which is the Parent company of the Corporation, for amounts paid on behalf of the Corporation.

[d]          Included in general and administrative expenses for the nine months ended September 30, 2012 amounts totaling $33,045 for accounting services and IT consulting related services provided by 1752466 Ontario Inc., a company related to the Corporation through Ewan Downie, Director of the Corporation.

[e]          Included in leaseholds are amounts totaling $35,150 (2011 - $NIL) and included in general and administrative expenses for thenine months ended September 30, 2012 are amounts totaling $10,299 for leasehold improvements and rental charges paid to Alyris Leasing Inc., a company related to the Corporation through Ewan Downie, Director of the Corporation.

[f]          Included in short term loan payable is $11,500,000 (2011 - $NIL) due to Premier Gold Mines Ltd., which is the Parent company of the Corporation, for amounts drawn on an 8%, unsecured line of credit.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Transactions with key management personnel

Key management personnel remuneration includes the following amounts:

	Three months	Nine months
	ended September 30	ended September 30
	2012	2012
	$	$

Salary and wages	36,042	36,042
Consulting fees	69,883	160,283
Other compensation	1,088	1,088
	107,013	197,413

13. COMMITMENTS

The Corporation has commitments relating to facilities leases extending to 2017.

The minimum annual lease payments for the five years are as follows:

$
2012	7,857
2013	31,428
2014	31,428
2015	31,428
2016	31,428
2017	15,714
149,283

14. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Corporation's operations include the acquisition of royalty interests in mineral properties in Canada and South Africa. The Corporation examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

[a]          Credit Risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Corporation by those counterparties, less any amounts owed to the counterparty by the Corporation where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i)	Cash and cash equivalents

In order to manage credit and liquidity risk the Corporation invests only in highly rated investment grade instruments that have maturities of six months or less and are cashable or readily convertible to cash. Limits are also established based on the type of investment, the counterparty and the credit rate.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

[b]          Liquidity risk
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and intercompany borrowings.

Accounts payable and accrued liabilities are due within the current operating period.

[c]          Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Corporation will realize a significant loss as a result of a decline in the fair market value of investments and other items held within cash and cash equivalents is limited given that the majority of investments have a relatively short maturity and are cashable. The Corporation manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The interest rate risk associated with the Corporation's long term debt relates to the fixed nature of the interest rate. Should there be a significant decrease in the market interest rate, there is potential exposure due to the Corporation locking in at a higher rate.

[d]          Currency risk
The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Corporation is the Canadian dollar. The Corporation has royalty interests, and receives royalty payments, from mines located in South Africa, and thus is subject to fluctuations in the U.S. Dollar, which is the functional currency of those operations. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. Dollar could have an effect on the Corporation's results of operations, financial position or cash flows. The Corporation has not hedged its exposure to currency fluctuations. At September 30, 2012 a 100 basis point decrease/increase in the U.S. Dollar would result in a foreign exchange gain/loss of CDN$1,486.

The Corporation does not invest in derivatives to mitigate these risks.

15. MANAGEMENT OF CAPITAL RISK

The Corporation manages its common shares as capital. The Corporation's objectives when managing capital are to safeguard the Corporation's ability to continue as a going-concern in order to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Corporation may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing investment efforts, the Corporation does not pay out dividends. The Corporation's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

The Corporation expects its current capital resources will be sufficient to carry out its operations through 2012.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Corporation's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Assets
Cash and cash equivalents	3,690,831	-	-	3,690,831
	3,690,831	-	-	3,690,831

16. SUBSEQUENT EVENTS

Acquisition of Gualcamayo Royalty from Golden Arrow Resources Corporation

All third party approvals with respect to the acquisition of the Gualcamayo Royalty, including the approval of the shareholders of Golden Arrow, have been received and the acquisition was completed on November 9, 2012.

Premier Gold extended $16,500,000 from the $28,000,000 bridge loan facility (see note 5 for additional details) to the Corporation for the Gualcamayo Royalty purchase from Golden Arrow.

Transaction with Bridgeport Ventures Inc.

On December 4, 2012 the Corporation and Premier Gold completed a business combination (the "Transaction"), pursuant to which Bridgeport Bridgeport Ventures Inc. (BPV:TSX) ("Bridgeport") acquired Premier Royalty by way of plan of arrangement. As a result of the Transaction Bridgeport has been renamed Premier Royalty Inc. ("Premier Royalty Inc.")

Pursuant to the Transaction, Common shares of Bridgeport were consolidated on the basis of one post-consolidation share (a “Premier Royalty Inc. Share”) for every four pre-consolidation shares. Premier Royalty Inc. also issued warrants for each post-consolidation Premier Royalty Inc. Share held by its current shareholders on the basis of 0.375 of a warrant (on a post-consolidation basis) for each common share of Premier Royalty Inc. held by such shareholders. Each whole warrant (a "Premier Royalty Inc. Warrant") will be exercisable at a price of $2.00 per post-consolidation Bridgeport Share for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

(Incorporated under the laws of Ontario)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
(Unaudited)

For the three and nine months ended September 30, 2012

Premier Royalty previously obtained from Premier Gold a bridge loan facility in connection with the acquisition of certain royalties. Premier Royalty Inc. repaid, on behalf of Premier Royalty Corporation, $8 million of the $28 million (plus interest) outstanding balance on the convertible bridge loan facility issued to Premier Gold, which converted the remaining amount outstanding into approximately 14.7 million Premier Royalty Shares, approximately 5.5 million Premier Royalty Warrants and approximately 1.46 million warrants (“Class II Warrants”), with each Class II Warrant exercisable at a price of $2.00 per Premier Royalty Share until October 7, 2014. Premier Gold currently owns approximately 33.7 million Premier Royalty Shares, representing approximately 53.5% of the issued and outstanding Premier Royalty Inc. Shares.

In addition, all common shares of Premier Royalty Corporation, including approximately 33.7 million common shares held by Premier Gold, were exchanged for Premier Royalty Inc. Shares on a one-for-one basis, resulting in Premier Royalty Corporation becoming a wholly-owned subsidiary of Premier Royalty Inc.; and approximately 16.61 million Premier Royalty Inc. Shares and approximately 8.07 million warrants to purchase Premier Royalty Inc. Shares were issued to former convertible debenture holders of Premier Royalty Corporation and to certain vendors of royalty interests.

As a result of the Transaction, there are approximately 62.9 million Premier Royalty Inc. Shares outstanding (on a non-diluted basis), of which approximately 12.6 million Premier Royalty Inc. Shares, representing approximately 20.1% of the outstanding Premier Royalty Inc. Shares, are held by Bridgeport shareholders of record immediately prior to the completion of the Transaction. Premier Gold has acquired the approximately 33.7 million Premier Royalty Shares, 5.5 million Premier Royalty Warrants and 1.46 Class II Warrants for investment purposes.

Royalty Transfer Agreement

On November 30, 2012, the Corporation acquired a 1.5% NSR royalty (the “Emigrant Springs Royalty and Rain Gold Royalty”), a 3% NSR royalty (the "Red Ridge Royalty") and a 5% production royalty (the "Emigrant Springs and Rain Gold "Area of Interest" Royalty") on certain mining claims located in Nevada from Premier Gold Mines USA, Inc. pursuant to the terms of a royalty transfer agreement dated November 30, 2012.

The purchase price for the royalties shall be an amount equal to US$12,044,310 satisfied by cash payment to the vendor.

Royalty Transfer Agreement

On December 3, 2012, the Corporation acquired the following royalties from Premier Gold Mines Limited pursuant to the terms of a royalty transfer agreement dated December 3, 2012; a 0.5% NSR royalty (the “Argosy Gold Mine Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Cangold Limited, a 0.5% NSR Royalty (the “Newman-Madsen Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Sabina Gold & Silver Corp., a 0.5% NSR Royalty (the “East My-Ritt Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Mega Precious Metals Inc., a 0.5% NSR Royalty (the “Pickle Crow Royalty”) on certain mining claims located in Northwestern Ontario, payable by PC Gold Inc. and also a 7.5% net profits interest royalty (the “Skinner Gold Royalty”) on proceeds of commercial production from certain claim blocks located in the Red Lake Mining District, payable by Sabina Gold & Silver Corp.

The purchase price for the royalties shall be an amount equal to $875,000 satisfied by issue to the vendor of the 18,967,250 Premier Royalty Common Shares.